UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 13, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
THE SECURITIES EXCHANGE ACT OF 1934

NxStage Medical, Inc.

File No. 000-51567 - CF# 37146

NxStage Medical, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to filings listed below.

Based on representations by NxStage Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.29	10-K	March 16, 2007	through December 31, 2021
10.46	10-Q	August 7, 2009	through December 31, 2021
10.1	10-Q	August 6, 2010	through December 31, 2021
10.1	10-Q	July 25, 2013	through December 31, 2021
10.2	10-Q	July 25, 2013	through December 31, 2021
10.2	10-Q	May 8, 2014	through December 31, 2021
10.1	10-Q	August 4, 2016	through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary